Exhibit 99.1

DESCARTES REPORTS FISCAL 2016 SECOND QUARTER
FINANCIAL RESULTS
Record Revenues and Operating Performance

WATERLOO, Ontario — September 10, 2015 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2016 second quarter (Q2FY16) ended July 31, 2015. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our business grew profitably and consistent with our plans, resulting in another set of outstanding financial results," said Edward J. Ryan, Descartes' CEO. "With our recent acquisitions of MK Data and BearWare, we’ve expanded even further the breadth of solutions we can offer our customers and our commitment to generating strong operating returns. And, with a large and expanding customer base and the support of our influential partner community, we remain well positioned to continue to grow the largest collaborative logistics community in the world, the Global Logistics Network."

Q2FY16 Financial Results
As described in more detail below, key financial highlights for Descartes in Q2FY16 included:
•
Revenues of $45.2 million, up 6% from $42.7 million in the second quarter of fiscal 2015 (Q2FY15) and up 2% from $44.4 million in the previous quarter (Q1FY16). The approximate impact of changes in foreign exchange rates on revenues was negative $3.3 million (from Q2FY15 to Q2FY16) and positive $0.1 million (from Q1FY16 to Q2FY16);

•	Services revenues of $42.8 million, up 6% from $40.2 million in Q2FY15 and up 3% from $41.7 million in Q1FY16. Services revenues comprised 95% of total revenues for the quarter;
•	Cash provided by operating activities of $12.8 million, down from $16.0 million in Q2FY15 and up 8% from $11.9 million in Q1FY16;
•	Net income of $5.1 million, up 42% from $3.6 million in Q2FY15 and up 4% from $4.9 million in Q1FY16;
•	Earnings per share on a diluted basis of $0.07, up 40% from $0.05 in Q2FY15 and up 17% from $0.06 in Q1FY16;
•
Adjusted EBITDA of $14.6 million, up 15% from $12.7 million in Q2FY15 and up 3% from $14.2 million in Q1FY16. Adjusted EBITDA as a percentage of revenues was 32%, up from 30% in Q2FY15 and consistent with Q1FY16; and

•	Adjusted EBITDA per share on a diluted basis of $0.19, consistent with Q2FY15 and Q1FY16.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses).

These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY16	Q1 FY16	Q4 FY15	Q3 FY15	Q2 FY15
Revenues	45.2	44.4	44.3	43.1	42.7
Services revenues	42.8	41.7	41.5	39.4	40.2
Gross Margin	70%	70%	69%	68%	68%
Cash provided by operating activities	12.8	11.9	13.1	12.0	16.0
Net income	5.1	4.9	3.6	4.2	3.6
Earnings per diluted share	0.07	0.06	0.05	0.05	0.05
Adjusted EBITDA	14.6	14.2	13.9	13.2	12.7
Adjusted EBITDA as a % of revenues	32%	32%	31%	31%	30%
Adjusted EBITDA per diluted share	0.19	0.19	0.18	0.17	0.19

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2015 (1HFY16) included:
•
Revenues of $89.6 million, up 7% from $83.5 million in the same period a year ago (1HFY15). The approximate impact of changes in foreign exchange rates on revenues was negative $7.1 million (from 1HFY15 to 1HFY16);

•	Services revenues of $84.5 million, up 8% from $78.2 million in 1HFY15. Services revenues comprised 94% of total revenues for 1HFY16;
•	Cash provided by operating activities of $24.6 million, up 1% from $24.4 million in 1HFY15;
•	Net income of $10.0 million, up 37% from $7.3 million in 1HFY15;
•	Earnings per share on a diluted basis of $0.13, up 18% from $0.11 in 1HFY15;
•	Adjusted EBITDA of $28.8 million, up 16% from $24.8 million in 1HFY15. Adjusted EBITDA as a percentage of revenues was 32%, up from 30% in 1HFY15; and
•	Adjusted EBITDA per share on a diluted basis of $0.38, up 3% from $0.37 in 1HFY15.

The following table summarizes Descartes’ results in the categories specified below over 1HFY16 and 1HFY15 (unaudited, dollar amounts in millions):

	1HFY16	1HFY15
Revenues	89.6	83.5
Services revenues	84.5	78.2
Gross margin	70%	68%
Cash provided by operating activities	24.6	24.4
Net income	10.0	7.3
Earnings per diluted share	0.13	0.11
Adjusted EBITDA	28.8	24.8
Adjusted EBITDA as a % of revenues	32%	30%
Adjusted EBITDA per diluted share	0.38	0.37

Cash Position
At July 31, 2015, Descartes had $47.2 million in cash. Cash has decreased $81.3 million in Q2FY16 and $70.9 million in 1HFY16 primarily due to the acquisitions of MK Data Services LLC (“MK Data”) and BearWare Inc. (“BearWare”) partially offset by strong cash flow from operations.

The table set forth below provides a summary of cash flows for Q1FY16 and 1HFY16 in millions of dollars:

	Q2FY16	1HFY16
Cash provided by operating activities	12.8	24.6
Additions to property and equipment	(1.3)	(2.3)
Acquisition of subsidiaries, net of cash acquired	(91.4)	(91.4)
Issuance of common shares, net of issuance costs	-	0.1
Effect of foreign exchange rate on cash	(1.4)	(1.9)
Net change in cash	(81.3)	(70.9)
Cash, beginning of period	128.5	118.1
Cash, end of period	47.2	47.2

Acquisition of MK Data
On July 20, 2015, Descartes acquired all of the outstanding shares of privately-held MK Data, a leading US-based provider of denied party screening trade data and solutions. MK Data's technology screens shipments against a comprehensive, frequently updated, international database of restricted parties helping more than 900 businesses comply with denied party screening requirements. The total purchase price for the acquisition was $80.2 million, net of cash acquired, which was funded with cash on hand.

Acquisition of BearWare
On July 22, 2015, Descartes acquired all of the outstanding shares of privately-held BearWare, a leading US-based provider of mobile solutions to improve collaboration between retailers and their logistics service providers. BearWare's system leverages mobile technologies to scan cartons at each point from the distribution centers through to the store front, helping retailers and their logistics service providers collaborate on store shipments. The total purchase price for the acquisition was $11.2 million, net of cash acquired, which was funded with cash on hand.

Descartes Announces Date for Evolution 2016
Evolution 2016, Descartes’ Global User and Partner Conference, has been scheduled for April 5th – 7th, 2016 at the Hilton West Palm Beach. The Descartes Global User and Partner Conference has become one of the premier industry events to network and learn about the latest logistics and supply chain technologies and practices. Registration is now open. To learn more go to www.descartes.com/usergroup.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, September 10. Designated numbers are +1 866 229-4144 for North America and +1 416 216-4169 for international, using Passcode 8010580#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11:00 a.m. ET, and until September 17, 2015, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 40338071#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 220,000 connected parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
# # #

Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' future, opportunities and business; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed ten acquisitions since the beginning of fiscal 2014, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our growth strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q2FY16, Q1FY16, Q4FY15, Q3FY15 and Q2FY15, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q2FY16	Q1FY16	Q4FY15	Q3FY15	Q2FY15
Net income, as reported on Consolidated Statements of Operations	5.1	4.9	3.6	4.2	3.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.1	0.1	0.2	0.1	0.4
Interest income	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Income tax expense	1.8	2.1	1.2	2.0	1.7
Depreciation expense	0.8	0.7	0.9	0.8	0.7
Amortization of intangible assets	6.0	6.0	6.2	5.5	5.3
Stock-based compensation and related taxes	0.5	0.3	0.5	0.5	0.4
Acquisition-related expenses	0.4	0.1	0.7	0.2	0.3
Restructuring charges	-	0.1	0.7	-	-
Executive departure charges	-	-	-	-	0.4
Adjusted EBITDA	14.6	14.2	13.9	13.2	12.7

Weighted average diluted shares outstanding (thousands)	76,396	76,344	76,303	76,190	68,567
Diluted earnings per share	0.07	0.06	0.05	0.05	0.05
Adjusted EBITDA per diluted share	0.19	0.19	0.18	0.17	0.19

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	July 31,	January 31,
	2015	2015
ASSETS
CURRENT ASSETS
Cash	47,172	118,053
Accounts receivable (net)
Trade	24,348	22,613
Other	2,906	3,257
Prepaid expenses and other	5,009	4,327
Inventory	375	474
Deferred income taxes	9,505	8,572
Deferred tax charge	352	-
	89,667	157,296
PROPERTY AND EQUIPMENT, NET	8,689	7,829
DEFERRED INCOME TAXES	10,439	16,510
DEFERRED TAX CHARGE	487	-
INTANGIBLE ASSETS, NET	139,007	115,126
GOODWILL	202,491	147,440
	450,780	444,201
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	3,373	4,620
Accrued liabilities	16,337	16,695
Income taxes payable	1,892	4,112
Deferred revenue	17,516	15,309
	39,118	40,736
LONG-TERM INCOME TAXES PAYABLE	3,034	3,450
DEFERRED INCOME TAXES	7,833	9,630
	49,985	53,816

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,500,492 at July 31, 2015 (January 31, 2015 – 75,480,492)	247,975	247,839
Additional paid-in capital	451,467	450,623
Accumulated other comprehensive loss	(25,755)	(25,212)
Accumulated deficit	(272,892	(282,865)
	400,795	390,385
	450,780	444,201

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2015	2014	2015	2014

REVENUES	45,172	42,680	89,596	83,516
COST OF REVENUES	13,489	13,820	26,872	27,069
GROSS MARGIN	31,683	28,860	62,724	56,447
EXPENSES
Sales and marketing	5,153	4,994	10,623	9,983
Research and development	7,473	7,109	14,944	13,828
General and administrative	5,668	5,181	10,614	9,891
Other charges	372	692	530	1,251
Amortization of intangible assets	5,994	5,304	11,970	9,936
	24,660	23,280	48,681	44,889
INCOME FROM OPERATIONS	7,023	5,580	14,043	11,558
INTEREST EXPENSE	(135)	(387)	(279)	(794)
INTEREST INCOME	71	119	146	153
INCOME BEFORE INCOME TAXES	6,959	5,312	13,910	10,917
INCOME TAX EXPENSE
Current	438	632	709	1,418
Deferred	1,449	1,067	3,228	2,192
	1,887	1,699	3,937	3,610
NET INCOME	5,072	3,613	9,973	7,307
EARNINGS PER SHARE
Basic	0.07	0.05	0.13	0.11
Diluted	0.07	0.05	0.13	0.11
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,498	67,559	75,492	65,645
Diluted	76,396	68,567	76,370	66,694

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income	5,072	3,613	9,973	7,307
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	763	726	1,430	1,559
Amortization of intangible assets	5,994	5,304	11,970	9,936
Stock-based compensation expense	436	369	797	651
Deferred income tax expense	1,449	1,067	3,228	2,192
Deferred tax charge	88	-	88	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	1,923	3,307	1,587	1,369
Other	412	3,366	357	3,970
Prepaid expenses and other	(288)	107	(457)	(386)
Inventory	24	233	101	399
Accounts payable	(423)	218	(1,351)	(842)
Accrued liabilities	(229)	(1,003)	(566)	(1,680)
Income taxes payable	(470)	75	(1,874)	(535)
Deferred revenue	(1,985)	(1,385)	(665)	446
Cash provided by operating activities	12,766	15,997	24,618	24,386
INVESTING ACTIVITIES
Additions to property and equipment	(1,330)	(743)	(2,265)	(1,263)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(91,437)	(34,127)	(91,437)	(40,816)
Cash used in investing activities	(92,767)	(34,870)	(93,702)	(42,079)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	20,000	-	20,000
Payment of debt issuance costs	-	(386)	-	(386)
Repayments of debt and other financial liabilities	-	(61,109)	-	(63,305)
Issuance of common shares for cash, net of issuance costs	19	140,919	91	141,004
Settlement of stock options	-	(405)	-	(405)
Cash provided by financing activities	19	99,019	91	96,908
Effect of foreign exchange rate changes on cash	(1,358)	(1,073)	(1,888)	(496)
(Decrease) increase in cash	(81,340)	79,073	(70,881)	78,719
Cash, beginning of period	128,512	62,351	118,053	62,705
Cash, end of period	47,172	141,424	47,172	141,424